Exhibit 99.5

Wipro Limited Highlights for the Quarter ended September 30, 2026 CUSTOMER CONCENTRATION TOP1 4.5% TOP 5 14.9% TOP 10 23.9% TOTAL HEADCOUNT 236,328 ATTRITION VOL – TTM 13.8% NET UTILIZATION EXCLUDING TRAINEES 83.4% OFFSHORE REVENUE PERCENTAGE OF SERVICES 62.2% OUTLOOK for the Quarter ending December 31, 2026 Revenue from our IT Services business segment to be in the range of $2,571 million to $2,625 million*. This translates to sequential guidance of (-)1.5% to (+)0.5% in constant currency terms. *Outlook for the Quarter ending December 31, 2026, is based on the following exchange rates: GBP/USD at 1.35 , Euro/USD at 1.15 , AUD/USD at 0.71, USD/INR at 95.76 and CAD/USD at 0.72 REVENUE $2.61 Bn QoQ Constant Currency YoY Constant Currency Operating Margin STRATEGIC MARKET UNITS MIX 34.4% AMERICAS 1 25.6% AMERICAS 2 27.4% EUROPE 12.6% APMEA SECTOR MIX 34.5% Banking, Financial Services and Insurance TOTAL BOOKINGS 19.2% Consumer $2.6 Bn 22.9% QoQ CC 16.5% Technology and Communications EPS 16.3% Energy, Manufacturing and Resources Operating Cash Flow 13.5% Health $554 Mn LARGE DEAL TCV $0.7 Bn 58.6% QoQ CC 3.23 0.9% QoQ 4.2% YoY Operating cash Flow/Net Income 165.8%

Wipro Limited

Results for the Quarter ended September 30, 2026

A IT Services

	FY 26–27		FY 25-26				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
IT Services Revenues ($Mn)	**2611.5**	2614.5	**10,478.1**	2651.0	2,635.4	2,604.3	2,587.4
Sequential Growth	**-0.1%**	-1.4%	**-0.3%**	0.6%	1.2%	0.7%	-0.3%
Sequential Growth in Constant Currency Note 1	**0.0%**	-1.2%	**-1.6%**	0.2%	1.4%	0.3%	-2.0%
Operating Margin % Note 2	**16.5%**	16.0%	**17.2%**	17.3%	17.6%	16.7%	17.3%
Strategic Market Units Mix							
Americas 1	**34.4%**	35.2%	**35.6%**	35.6%	35.6%	35.6%	35.8%
Americas 2	**25.6%**	25.4%	**26.8%**	25.7%	26.6%	27.0%	27.7%
Europe	**27.4%**	27.2%	**26.5%**	27.2%	26.7%	26.3%	25.7%
APMEA	**12.6%**	12.2%	**11.1%**	11.5%	11.1%	11.1%	10.8%
Sectors Mix							
Banking, Financial Services and Insurance	**34.5%**	34.1%	**34.1%**	34.1%	34.6%	34.3%	33.6%
Consumer	**19.2%**	18.8%	**18.4%**	18.4%	18.2%	18.2%	18.6%
Technology and Communications	**16.5%**	17.0%	**16.0%**	16.8%	16.0%	15.6%	15.5%
Energy, Manufacturing and Resources	**16.3%**	16.1%	**17.0%**	16.5%	16.3%	17.4%	17.7%
Health	**13.5%**	14.0%	**14.5%**	14.2%	14.9%	14.5%	14.6%
Total Bookings							
Total Bookings TCV ($Mn) Note 3	**2,595**	3,370	**16,449**	3,455	3,335	4,688	4,971
Large deal TCV ($Mn) Note 4	**674**	1,626	**7,829**	1,440	871	2,853	2,666
Guidance ($Mn)	**2,574-2,627**	2,597-2,651	-	2,635-2,688	2,591-2,644	2,560 - 2,612	2,505 - 2,557
Guidance restated based on actual currency realized ($Mn)	**2570-2623**	2,592-2646	-	2,645-2,698	2,585-2,638	2,570 – 2,622	2,549 – 2,601
Revenues performance against guidance ($Mn)	**2612**	2,614	-	2,651	2,635	2,604	2,587

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	FY 26–27		FY 25-26				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
Customer size distribution (TTM)							
> $100Mn	**18**	16	**16**	16	16	16	16
> $75Mn	**29**	32	**29**	29	31	29	27
> $50Mn	**45**	45	**45**	45	45	45	47
> $20Mn	**107**	110	**106**	106	103	104	109
> $10Mn	**185**	184	**183**	183	177	177	180
> $5Mn	**299**	287	**289**	289	281	272	281
> $3Mn	**407**	394	**391**	391	390	393	397
> $1Mn	**715**	714	**715**	715	722	730	725
Revenue from Existing customers %	**98.0%**	98.9%	**97.3%**	94.7%	96.5%	98.6%	99.6%
Number of new customers	**33**	48	**216**	30	92	45	49
Total Number of active customers	**1229**	1232	**1233**	1233	1272	1257	1,266
Customer Concentration							
Top customer	**4.5%**	4.4%	**4.6%**	4.3%	4.7%	4.8%	4.7%
Top 5	**14.9%**	14.3%	**14.3%**	13.8%	14.4%	14.4%	14.7%
Top 10	**23.9%**	23.6%	**23.7%**	23.1%	23.7%	24.0%	24.5%
% of Revenue							
USD	**59%**	59%	**61%**	60%	61%	62%	63%
GBP	**13%**	12%	**11%**	12%	11%	11%	10%
EUR	**8%**	8%	**9%**	9%	9%	9%	9%
INR	**6%**	6%	**5%**	5%	5%	4%	4%
AUD	**4%**	4%	**4%**	4%	4%	4%	3%
CAD	**2%**	2%	**3%**	3%	3%	3%	3%
Others	**8%**	9%	**7%**	7%	7%	7%	8%
Closing Employee Count	**236,328**	243,044	**242,156**	242,156	242,021	235,492	233,232
Sales & Support Staff (IT Services)	**15,016**	15,100	**14,574**	14,574	14,663	14,863	15,131
Utilization Note 5							
Net Utilization (Excluding Trainees)	**83.4%**	83.6%	**84.5%**	83.5%	83.1%	86.4%	85.0%
Attrition							
Voluntary TTM (IT Services excl. BPS)	**13.8%**	13.9%	**13.8%**	13.8%	14.2%	14.9%	15.1%
BPS % — Post Training Quarterly	**10.7%**	9.9%	**8.6%**	9.7%	8.5%	8.2%	8.2%
Revenue Mix Note 5							
Revenue from FPP	**52.4%**	54.4%	**54.3%**	55.6%	55.1%	53.0%	53.5%
Offshore Revenue — % of Services	**62.2%**	62.4%	**61.1%**	62.8%	61.6%	60.2%	59.8%

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B Growth Metrics

for the Quarter ended September 30, 2026 Note 1

	Q2'27 Reported QoQ%	Q2'27 Reported YoY%	Q2'27 CC QoQ%	Q2'27 CC YoY%
IT Services	-0.1%	0.3%	0.0%	0.6%
Strategic Market Units				
Americas 1	-2.3%	-3.1%	-2.1%	-2.7%
Americas 2	0.8%	-5.0%	0.9%	-4.7%
Europe	0.5%	4.5%	0.6%	5.1%
APMEA	2.9%	13.9%	3.1%	13.3%
Sectors				
Banking, Financial Services and Insurance	1.0%	0.8%	1.0%	1.3%
Consumer	2.4%	5.7%	2.6%	6.0%
Technology and Communications	-2.8%	6.6%	-2.6%	7.1%
Energy, Manufacturing and Resources	0.8%	-6.5%	1.1%	-6.6%
Health	-3.9%	-6.5%	-3.8%	-6.5%

Annexure to Datasheet

C Segment-wise breakup of Cost of Revenues, S&M and G&A

Q2 FY26-27 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	174,521	1,545	5	176,071
Selling and marketing expenses	16,687	38	1	16,726
General and administrative expenses	14,736	1	3	14,740
Total	205,944	1,584	9	207,537

Note 1: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period .

Note 2: IT Services Operating Margin refers to Segment Results total as reflected in IFRS financials.

Note 3: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

Note 4: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms.

Note 5: IT Services excluding BPS (Business Process Services) and entities which are not integrated in Wipro limited systems at the beginning of current fiscal year.

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